Exhibit 99.4

PRESS RELEASE

Qatar: TotalEnergies announces the startup

of Al Kharsaah (800 MWp), one of the largest solar power

plants in the Middle East

Paris, Doha, 18 October 2022 – The Al Kharsaah solar power plant developped by TotalEnergies and its partners QatarEnergy, and Marubeni was inaugurated today by His Highness Sheikh Tamim bin Hamad Al Thani.

The ceremony marked the completion of the construction works and the startup of the plant, which is now connected to the national grid.

Located 80 km West of Doha, the Al Kharsaah plant is the first large scale photovoltaic plant in Qatar with 800 MWp installed solar capacity. The plant was constructed on a 1000-hectare terrain, equivalent to approximately 1400 football pitches, and integrates 2 million high-efficiency bifacial modules mounted on single-axis trackers. These panels, equipped with photovoltaic cells on the front and back, capture the sun's direct rays on one side, and capture the rays reflected on the ground thanks to the other side, thus optimizing electricity production.

Al Kharsaah can supply 10% of the country's peak power consumption and will avoid 26 million tons of CO2 emissions during its lifetime.

“After our recent entry in the giant LNG projects NFE and NFS alongside QatarEnergy, we are proud to announce today the start-up of the Al Kharsaah solar plant. This giant project, which contributed to the sustainability roadmap of Qatar, demonstrates once again TotalEnergies' ability to support producing countries in their energy transition by combining natural gas production and solar energy to meet the growing demand for electricity”, said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies. “This is another milestone in our long-standing and trustful relationship with QatarEnergy, also bringing us closer to our goal of 35 GW of production capacity by 2025”.

The power plant has been developed and is operated by Siraj 1, which is jointly owned 40% by the Consortium formed by TotalEnergies (49%) and Marubeni (51%) and 60% by Siraj Energy (100% QatarEnergy). The project includes a 25-year Power Purchase Agreement between Siraj 1 and the power grid operator Kahramaa.

The inauguration of the Al Kharsaah plant follows the recent selection of TotalEnergies as QatarEnergy's first international partner for the North Field East (NFE) and North Field South (NFS) liquefied natural gas (LNG) projects. Participation in these projects will enable TotalEnergies to add 3.5 Mt/year of production to its global LNG portfolio by 2028, in line with the Company's goal of increasing the share of natural gas in its sales mix to 50% by 2030.

The inauguration also follows QatarEnergy's recent announcement of a new solarization project for the Ras Laffan and Mesaieed industrial cities, with the support of TotalEnergies. With 900 MWp of installed capacity, this project will be a second major milestone in QatarEnergy's strategy to reduce the carbon footprint of its facilities by 2030 and to develop 5 GW of renewable power generation capacity by 2035.

* * *

TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of June 2022, TotalEnergies' gross renewable electricity generation installed capacity is close to 12 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).